Filed by: ACE Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation

Commission File No. 001-08661

The following letter was sent to certain ACE Group brokers and agents on July 2, 2015.

July 2, 2015

Dear [Broker/Agent],

Yesterday, we announced that ACE entered into a definitive agreement to acquire Chubb, one of the industry’s most well-respected P&C companies with outstanding people, products, customer service and a world-class agency model. We are combining two great companies to create a global leader in P&C insurance. When the transaction is complete, we will be the second largest commercial lines insurer in the U.S. and the fourth largest global insurer by book value.

Our companies share a great mutual respect and have complementary and exceptional strengths in product, distribution, customer segments and underwriting cultures. We believe where one of us is not present, the other is, and where one of us is strong, the other is even stronger. As a result, the combined company will be even better positioned to serve commercial customers of all sizes – from the largest corporations with complex multinational exposures to the middle market and small commercial companies.

So what does this mean to you, our distribution partner? Through this combination, we will have enhanced product offerings backed by substantial financial strength and security for your clients. ACE and Chubb are two great underwriting companies that share a passion for product innovation and outstanding client and agent service. As a combined company, we will be better able to help you, our broker and agency partner, grow your business with a broad product offering in a number of specialty and traditional products, including risk management, workers compensation, A&H and other property and general casualty lines. Notably, our combined company will have a leading position in professional lines globally, as well as one of the largest excess and surplus lines and specialty product portfolios in the industry.

Until the transaction is complete, ACE and Chubb will continue to operate independently. For all intents and purposes, it will be business as usual. Following the completion of the transaction, which we expect will be in the first quarter of 2016, our combined organization will transition over time to operate under the Chubb name globally – an acknowledgment of the distinctiveness and strength of its brand. Throughout the closing period, integration and beyond, you can rest assured that you will experience the same drive, discipline, superior service and commitment to our broker and agent partners that you’ve come to expect from ACE.

For more information about the acquisition, a copy of the news release we issued is attached.

Thank you for your continued partnership, and we look forward to working and growing together in the future.

Sincerely,

[NAME]

[TITLE]

Forward Looking Statements

All forward-looking statements made in this communication, related to the acquisition of Chubb, potential post-acquisition performance or otherwise, reflect ACE’s current views with respect to future events, business transactions and business performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “project” or other words of similar meaning. All forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving ACE and Chubb, including future financial results; ACE’s and Chubb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to adopt the transaction agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE common stock in connection with the acquisition; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website, located at www.sec.gov, including the sections entitled “Risk Factors” in ACE’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and “Risk Factors” in Chubb’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. ACE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE intends to file a registration statement on Form S-4, containing a joint proxy statement/prospectus with the SEC. The final joint proxy statement/prospectus will be delivered to the shareholders of ACE and Chubb. This press release is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. Shareholders are urged to read all relevant documents filed with the SEC, including the joint proxy statement/prospectus, because they will contain important information about the proposed transaction.

Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.Chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual

Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.